Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Second Quarter Results
Revenue Increases 165% YoY to $11.6 million

Financial and Operational Highlights1:
•	Revenues reached $11.6 million, up 165% versus last year
•	Gross margin on sales rose to 20.4% compared to 14% last year
•	Neptune will receive net US$6 million in royalty payments from patent agreement with Aker Biomarine, ending all litigation
•	Completed first sale of NKO in Chinese market and of MaxSimil®, and announced expanded worldwide distribution rights of MaxSimil
•	Cash balance at August 31 of $7.1 million from $3.5 million as at February 29, 2016 for the Nutraceutical segment
•	Revised annual revenue guidance from $43 million to $45 million

Laval, Québec, CANADA – October 12, 2016 – Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ.NEPT - TSX.NTB), today announced its financial and operating results for the second quarter ended August 31, 2016. All amounts are in Canadian dollars.

"We are very happy to report substantial year over year revenue growth and also a sequential increase in revenue over the first quarter of Fiscal 2017," stated Jim Hamilton, President and CEO of Neptune. "These results reflect continued progress in our transformation into a provider of great nutrition solutions for optimal health and wellbeing."

Mr. Hamilton continued, "Growth in the second quarter and the successful evolution into a nutrition solutions provider reflect the contribution of both our Biodroga turnkey solutions and our specialty ingredients business.  Turnkey solutions now amount to approximately 55% of revenue and we are targeting an average annual growth of 20% over the upcoming years. Furthermore, our specialty ingredients business has now recorded its first sale in the Chinese market, while we realized the first sales from our newest specialty ingredient, MaxSimil. We are very enthusiastic about MaxSimil and have secured expanded worldwide distribution rights to fully capitalize on its market potential."

Mr. Hamilton added, "Subsequent to the quarter end, we were pleased to announce that we have entered into a broad patent cross-licensing agreement with Aker Biomarine, thus ending all outstanding litigation. The settlement provides Neptune with $6 million US in net royalty payments, which will strengthen the balance sheet and enable us to further invest in and grow wellness solutions."

1 Neptune Nutraceutical segment.

Mr. Hamilton concluded, "Our growth and diversification strategy has continued to gain momentum. As a result, we have revised our annual revenue guidance for Fiscal 2017 and now expect revenues of above $45 million (from $43 million) and continue to anticipate a double-digit Adjusted EBITDA margin."

Second Quarter Financial Results

Nutraceutical Business Results
•	Nutraceutical revenues were $11.6 million for the three-month period ended August 31, 2016, versus $4.4 million in the second quarter ended August 31, 2015.
•	Net loss was $668,000 for the current quarter, versus a net loss of $1.9 million in the prior year.
•	Adjusted EBITDA[1] was $769,000 for the current quarter, compared to a Non-IFRS operating loss[1] of $1.6 million in the prior year.

The reduction of the net loss for the quarter reflects improvement of the EBITDA and finance income. The prior year net loss also included unallocated production overhead costs. The Nutraceutical segment second quarter EBITDA improvement was mainly driven by higher revenues and a stronger gross margin, in percentage and in dollars, related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution.

Project Turbo, a company-wide initiative to drive efficiencies and operating performance, was put in place during the second quarter of Fiscal 2016. To date (as of August 31, 2016), approximately 85% of total expected cost savings, or approximately $5.0 million, were realized.

Consolidated Results (including Acasti Pharma)
•	Consolidated revenues totalled $11.6 million for the three-month period ended August 31, 2016, up from $4.4 million for the quarter ended August 31, 2015.
•	Net loss was $2.4 million for the current quarter, versus a net loss of $2.6 million in the prior year.
•	Non-IFRS operating loss[1] was $857,000 for the current quarter, versus $3.1 million in the prior year.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss1 of $1.6 million and a net loss of $2.3 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development. In the corresponding prior year quarter ending August 31, 2015, Acasti recorded a Non-IFRS operating loss1 of $1.5 million and a net loss of $1.2 million.

1 See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of net loss to Adjusted EBITDA or non-IFRS operating loss" which follow.

Year-to-Date Financial Results

Nutraceutical Business Results
•	Nutraceutical revenues were $22.8 million for the six-month period ended August 31, 2016, versus $7.4 million for the six-month period ended August 31, 2015.
•	Net loss was $1.9 million for the six-month period ended August 31, 2016, versus a net loss of $6.4 million in the prior year.
•	Adjusted EBITDA[1] was $1.9 million for the six-month period ended August 31, 2016, compared to a Non-IFRS operating loss[1] of $4.8 million in the prior year.

The reduction of the net loss reflects improvement of the EBITDA. The prior year net loss also included unallocated production overhead costs. The Nutraceutical segment year-to-date Adjusted EBITDA improvement was mainly driven by higher revenues and a stronger gross margin, in percentage and in dollars, related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution.

Consolidated Results (including Acasti Pharma)
•	Consolidated revenues totalled $22.8 million for the six-month period ended August 31, 2016, up from $7.1 million for the six-month period ended August 31, 2015.
•	Net loss was $6.2 million for the six-month period ended August 31, 2016, versus a net loss of $7.5 million in the prior year.
•	Non-IFRS operating loss[1] of $2.0 million for the six-month period ended August 31, 2016, versus $8.3 million in the prior year.

On a consolidated basis, the six-month period ended August 31, 2016 includes a Non-IFRS operating loss1 of $3.9 million and a net loss of $5.5 million for Acasti. In the corresponding prior year period ending August 31, 2015, Acasti recorded a Non-IFRS operating loss1 of $3.4 million and a net loss of $2.2 million.

Cash Flows
Consolidated cash and short term investments, including $3 million of restricted short term investments, were $15.2 million as at August 31, 2016, with $7.1 million for the Nutraceutical segment and $8.1 million for Acasti. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti's ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti's Management has reasonable expectations that they will be able to raise additional funds.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company's financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company's results through the eyes of management, and to better understand its historical and future financial performance.

1 See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of net loss to Adjusted EBITDA or non-IFRS operating loss" which follow.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune's method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, acquisition costs and insurance recoveries, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

Conference Call Details

Neptune will be holding a conference call on October 12, 2016, at 5:00 PM (ET) to present its results for the second quarter ended August 31, 2016.
Date:	Wednesday, October 12, 2016

Time:	5:00 PM Eastern Time

Conference ID:	86779865

Call:	1‐877-223-4471 (within Canada & the U.S.)
1-647-788-4922 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients.  Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com.  Oceano3 brand is also sold in bulk to unbranded distributors. The Company's head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. ("Acasti").  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	James Carbonara
VP & CFO 1.450.687.2262	Hayden IR 1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com

Reconciliation of net loss to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Three-month period ended August 31, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,587	4	–	11,591
Gross margin	2,587	4	–	2,591
R&D	(356)	(1,598)	581	(1,373)
SG&A	(2,496)	(856)	–	(3,352)
Loss from operating activities	(265)	(2,450)	581	(2,134)
Net finance (cost) income	(395)	120	(2)	(277)
Income taxes	(8)	–	–	(8)
Net loss	(668)	(2,330)	579	(2,419)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(668)	(2,330)	579	(2,419)
Add (deduct):
Depreciation and amortization	767	614	(581)	800
Finance costs	683	2	(38)	647
Finance income	(320)	(57)	38	(339)
Change in fair value of derivative assets and liabilities	32	(65)	2	(31)
Stock-based compensation	253	210	–	463
Income taxes	8	–	–	8
Acquisitions costs	14	–	–	14
Adjusted EBITDA (non-IFRS operating loss)[1]	769	(1,626)	–	(857)

Three-month period ended August 31, 2015
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	4,371	7	–	4,378
Gross margin	690	5	–	695
R&D	(458)	(1,662)	581	(1,539)
SG&A	(2,795)	(503)	–	(3,298)
Insurance recoveries	724	–	–	724
Loss from operating activities	(1,839)	(2,160)	581	(3,418)
Net finance (cost) income	(57)	919	(1)	861
Net loss	(1,896)	(1,241)	580	(2,557)

Non-IFRS operating loss[1] calculation
Net loss	(1,896)	(1,241)	580	(2,557)
Add (deduct):
Depreciation and amortization	598	595	(581)	612
Finance costs	333	1	–	334
Finance income	(335)	(896)	–	(1,231)
Change in fair value of derivative assets and liabilities	59	(24)	1	36
Stock-based compensation	345	81	–	426
Insurance recoveries	(724)	–	–	(724)
Non-IFRS operating loss[1]	(1,620)	(1,484)	–	(3,104)

1 See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of net loss to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Six-month period ended August 31, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,841	7	–	22,848
Gross margin	6,104	7	–	6,111
R&D	(751)	(3,993)	1,161	(3,583)
SG&A	(5,686)	(1,423)	–	(7,109)
Loss from operating activities	(333)	(5,409)	1,161	(4,581)
Net finance (cost) income	(1,285)	(75)	(3)	(1,363)
Income taxes	(300)	–	–	(300)
Net loss	(1,918)	(5,484)	1,158	(6,244)
Total assets	119,591	23,552	(45,775)	97,368
Cash and short-term investments	7,125	8,124	–	15,249
Working capital[2]	14,074	6,047	–	20,121

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,918)	(5,484)	1,158	(6,244)
Add (deduct):
Depreciation and amortization	1,532	1,223	(1,161)	1,594
Finance costs	1,251	279	(83)	1,447
Finance income	(1)	(106)	83	(24)
Change in fair value of derivative assets and liabilities	35	(98)	3	(60)
Stock-based compensation	670	275	–	945
Income taxes	300	–	–	300
Acquisitions costs	38	–	–	38
Adjusted EBITDA (non-IFRS operating loss)[1]	1,907	(3,911)	–	(2,004)

1 See "Caution Regarding Non-IFRS Financial Measures".

2 The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Six-month period ended August 31, 2015
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	7,412	12	(342)	7,082
Gross margin	(69)	7	(85)	(147)
R&D	(864)	(3,642)	1,246	(3,260)
SG&A	(5,786)	(1,134)	–	(6,920)
Insurance recoveries	724	–	–	724
Loss from operating activities	(5,995)	(4,769)	1,161	(9,603)
Net finance (cost) income	(427)	2,562	(55)	2,080
Net loss	(6,422)	(2,207)	1,106	(7,523)
Total assets	102,664	33,027	(46,805)	88,886
Cash and short-term investments	3,430	15,766	–	19,196
Working capital[2]	16,207	15,195	–	31,402

Non-IFRS operating loss[1] calculation
Net loss	(6,422)	(2,207)	1,106	(7,523)
Add (deduct):
Depreciation and amortization	1,190	1,183	(1,161)	1,212
Finance costs	663	2	–	665
Finance income	(296)	(832)	–	(1,128)
Change in fair value of derivative assets and liabilities	60	(1,732)	55	(1,617)
Stock-based compensation	686	157	–	843
Insurance recoveries	(724)	–	–	(724)
Non-IFRS operating loss[1]	(4,843)	(3,429)	–	(8,272)

1 See "Caution Regarding Non-IFRS Financial Measures".
2 The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.